EXHIBIT 11.1

Statement of Computation of Per Share Earnings

Earnings per share

The Company follows Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 260 "Earnings Per Share" ("FASB ASC 260"). Basic earning per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earning per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding. During periods when common stock equivalents, if any, are anti-dilutive they are not considered in the computation.